SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

MTC Technologies, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title and Class of Securities)

55377A 10 6

(CUSIP Number)

Rajesh K. Soin

c/o MTC Technologies, Inc.

4032 Linden Avenue

Dayton, Ohio 45432

Telephone: (937) 252-9199

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 3 Pages)

CUSIP No. 55377A 10 6	Schedule 13D	Page 2 of 3 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rajesh K. Soin GRAT 2005-2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 55377A 10 6	Schedule 13D	Page 3 of 3 Pages

This Amendment No. 2 to Schedule 13D amends Item 5 of the Schedule 13D originally filed with the Securities and Exchange Commission on April 28, 2005 and amended on April 28, 2006.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). On May 10, 2007, and after the transfer described in Item 5(c) below, the Trust did not own any shares of Common Stock of the Issuer.

(c) On April 30, 2007, the Trust transferred 1,026,853 shares of Common Stock to Mr. Rajesh K. Soin.

(d) Not applicable.

(e) On April 30, 2007, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2007

Rajesh K. Soin GRAT 2005-2

By:	/s/ Therese C. McNea
Therese C. McNea (fka Therese C. Mohn)
Attorney-in-Fact for Rajesh K. Soin, Trustee